UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13-D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No.  )(1)

                             Digital Dictation, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   25384Q 10 5
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                John M. Suender,
                Vice President and General Counsel MedQuist Inc.
                       Five Greentree Centre, Suite 311,
                            Marlton, New Jersey 08053
                            Telephone: 800-355-6337
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 28, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box | |

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 3 pages

                                  SCHEDULE 13D

CUSIP NO.  25384Q 10 5

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MedQuist Inc.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  | |
                                                             (b)  | |
3        SEC USE ONLY

4        SOURCE OF FUNDS*
               OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          | |
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New Jersey

                                          7.  SOLE VOTING POWER
                 NUMBER OF                    -0-
                   SHARES
                BENEFICIALLY              8.  SHARED VOTING POWER
                  OWNED BY                    5,901,273*
                    EACH
                 REPORTING
                   PERSON                 9.  SOLE DISPOSITIVE POWER
                    WITH                      -0-

                                          10.  SHARED DISPOSITIVE POWER
                                               5,901,273*

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,901,273*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)            | |
         EXCLUDES CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         93.3%*

14       TYPE OF REPORTING PERSON*
         CO

                                Page 2 of 3 pages

                                  SCHEDULE 13D

CUSIP NO.  25384Q 10 5

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Transcriptions, Ltd.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  | |
                                                             (b)  | |
3        SEC USE ONLY

4        SOURCE OF FUNDS*
             AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          | |
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New Jersey

                                          7.  SOLE VOTING POWER
                 NUMBER OF                    -0-
                   SHARES
                BENEFICIALLY              8.  SHARED VOTING POWER
                  OWNED BY                    5,901,273*
                    EACH
                 REPORTING
                   PERSON                 9.  SOLE DISPOSITIVE POWER
                    WITH                      -0-

                                          10.  SHARED DISPOSITIVE POWER
                                               5,901,273*

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,901,273*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)            | |
         EXCLUDES CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         93.3%*

14       TYPE OF REPORTING PERSON*
         CO


* MedQuist and Transcriptions, Ltd. intend to acquire the remaining 424,230 outstanding shares of common stock of Digital Dictation, Inc. pursuant to the Agreement and Plan of Merger described in Item 4 herein.



                                Page 3 of 3 pages

                             SCHEDULE 13D STATEMENT


Item 1.           Security and Issuer.

                  Common Stock, par value $.01 per share ("DDI Common Stock").

                  Digital Dictation, Inc.
                  8230 Old Courthouse Road
                  Vienna, Virginia 22182

Item 2.           Identity and Background.

                  (a) MedQuist Inc. ("MedQuist") and Transcriptions, Ltd. ("TL"), both New Jersey corporations.

                  (b)      Five Greentree Centre, Suite 311, Marlton, New Jersey
                           08503

                  (c) The principal business of MedQuist is providing electronic transcription and data management services to the healthcare industry. TL, a wholly-owned subsidiary of MedQuist, is engaged in the same business.

                           The name, residence or business address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of MedQuist and TL is set forth on Schedule 1 hereto.

                  (d),(e)  To the best of MedQuist's knowledge, neither
                           MedQuist nor any of its directors or executive officers has, during the past five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. To the best of TL's knowledge, neither TL nor any of its directors or executive officers has, during the past five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws of finding any violation with respect to such laws.

                  (f)      Not applicable

Item 3.           Source and Amount of Funds or Other Consideration.

                  On May 28, 1998, pursuant to an Agreement and Plan of Merger described in Item 4, TL acquired 5,901,273 shares of DDI Common Stock in exchange for 425,688 shares of common stock of MedQuist, no par value per share (MedQuist Common Stock").
                  TL intends to acquire the remaining 424,230 outstanding shares of DDI Common Stock pursuant to the same Agreement and Plan of Merger.


Item 4.           Purpose of Transaction.

                  On May 28, 1998, MedQuist and TL entered into an Agreement and Plan of Merger among MedQuist, TL, Digital Dictation, Inc. ("DDI"), Proactive Partners, L.P. ("Proactive"), Lagunitas Partners, L.P. ("Lagunitas"), Gruber & McBaine International ("G&B") and Richard D. Cameron ("Cameron"), a copy of which is attached hereto as Exhibit A (the "Merger Agreement"). Under the Merger Agreement, TL acquired approximately 93.3% of the outstanding shares of DDI through a share exchange with Proactive, Lagunitas, G&B and Cameron. Moreover, pursuant to the Merger Agreement, DDI will merger with and into TL (the "Merger"), with TL being the surviving corporation of the merger. Upon consumation of the Merger, the holders of DDI Common Stock, other than TL, will receive 0.0720449 shares of MedQuist Common Stock in exchange for each share of DDI Common Stock held by such stockholders. Outstanding options to purchase DDI Common Stock will be exchanged on an equivalent basis for options to purchase MedQuist Common Stock. MedQuist Common Stock is listed on the Nasdaq National Market System under the symbol "MEDQ."

                  In connection with the execution of the Merger Agreement, the executive officers and directors of DDI resigned, and the current executive officers and directors of TL became the executive officers and directors of DDI. As a result of the Merger (i) TL will acquire all of the outstanding shares of DDI Common Stock, (ii) the separate corporate existence of DDI will cease, (iii) the registration of DDI Common Stock with the Securities and Exchange Commission will be terminated pursuant to Section 12(g)(4) of the Securities Act, and (iv) there will no longer be a public market for DDI Common Stock. The Certificate of Incorporation and Bylaws of TL, as in effect immediately prior to the effective time of the Merger, shall be the Certificate of Incorporation and Bylaws of the surviving corporation.






Item 5.           Interest in Securities of the Issuer.

                  (a) As of May 28, 1998, MedQuist and TL each had beneficial ownership of an aggregate of 5,901,273 shares of DDI Common Stock, which constituted approximately 93.3% of the outstanding shares of DDI Common Stock at that time.

                  (b) MedQuist and TL each have shared power to vote and shared power to dispose of all the shares described in paragraph (a) above.

                  (c) Except as described in the response to Items 3 and 4 hereof, there were no transactions in DDI Common Stock effected by MedQuist or TL during the past sixty days.

                           To the best knowledge of MedQuist and TL, no director or executive officer of MedQuist or TL beneficially owns any shares of DDI Common Stock or other securities of DDI. Neither MedQuist nor TL is aware of any transaction in such securities during the past sixty (60) days by any of its executive officers or directors.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Other than the Merger Agreement described in Item 4 above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of DDI.

Item 7.           Materials to be Filed as Exhibits.

                  The Merger Agreement described in Item 4 above is attached hereto as Exhibit A.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   MEDQUIST INC.


                                   By: /s/ John M. Suender
                                       -------------------------------
                                   Name:    John M. Suender
                                   Title:   Vice President and General Counsel



                                   TRANSCRIPTIONS, LTD.


                                   By: /s/ John M. Suender
                                       ------------------------------
                                   Name:    John M. Suender
                                   Title:   Vice President - Acquisitions

                                   SCHEDULE 1

                  Board of Directors and Executive Officers of
                                  MedQuist Inc.

Name                          Business Address                        Principal Occupation
----                          ----------------                        --------------------
David A. Cohen                MedQuist                                President, Chief Executive
                              Five Greentree Centre                   Officer and Chairman of the
                              Suite 311                               Board of MedQuist
                              Marlton, New Jersey 08503

John A. Donohoe, Jr           MedQuist                                Executive Vice President and
                              Five Greentree Centre                   Chief Operating Officer
                              Suite 311                               of MedQuist
                              Marlton, New Jersey 08503

John R. Emery                 MedQuist                                Vice President, Treasurer and
                              Five Greentree Centre                   Chief Financial Officer of
                              Suite 311                               MedQuist
                              Marlton, New Jersey 08503

Ronald F. Scarpone            MedQuist                                Vice President and Chief
                              Five Greentree Centre                   Information Officer of
                              Suite 311                               MedQuist
                              Marlton, New Jersey 08503

John M. Suender               MedQuist                                Vice President, General
                              Five Greentree Centre                   Counsel and Secretary of
                              Suite 311                               MedQuist
                              Marlton, New Jersey 08503

James R. Emshoff              IndeCap Enterprises, Inc.               Chairman and Chief
                              161 Shawford Way                        Executive Officer of IndeCap
                              Lake Forest, IL 60045                   Enterprises, Inc.

William T. Carson,            c/o MedQuist                            Business consultant and
Jr.                           Five Greentree Centre                   Chairman of CIC Investment
                              Suite 311                               Co.
                              Marlton, New Jersey 08503

John T. Casey                 Physician Reliance Network, Inc.        Chairman and Chief
                              5420 LBJ Freeway, Suite 900             Executive Officer of
                              Dallas, TX 75240                        Physician Reliance Network,
                                                                      Inc.

Richard J. Censits            c/o MedQuist                            Retired (serves as director of
                              Five Greentree Centre                   Checkpoint Systems, Inc.)
                              Suite 311
                              Marlton, New Jersey 08503



Terrence J. Mulligan          801 E. McCormick Drive                  Management consultant and
                              Lake Forest, IL 60045                   private investor.

A. Fred Ruttenberg            Blank, Rome, Comisky & McCawley         Partner with law firm of
                              Woodland Falls Corporate Park           Blank, Rome, Comisky &
                              210 Lake Drive East                     McCauley.
                              Cherry Hill, NJ 08002

R. Timothy Stack              Borgess Health Alliance                 President and Chief
                              1521 Gull Road                          Executive Officer of Borgess
                              Kalamazoo, MI 49001                     Health Alliance.

John H. Underwood             Pfingsten Partners LLC                  Managing Director with
                              520 Lake Cook Road, Suite 375           Pfingsten Partners, L.L.C.
                              Deerfield, IL 60015



                  Board of Directors and Executive Officers of
                              Transcriptions, Ltd.


Name                          Business Address                        Principal Occupation
----                          ----------------                        --------------------
David A. Cohen                MedQuist                                President, Chief Executive
                              Five Greentree Centre                   Officer and Chairman of the
                              Suite 311                               Board of MedQuist
                              Marlton, New Jersey 08503

John A. Donohoe, Jr           MedQuist                                Executive Vice President and
                              Five Greentree Centre                   Chief Operating Officer of MedQuist
                              Suite 311
                              Marlton, New Jersey 08503

John R. Emery                 MedQuist                                Vice President, Treasurer and
                              Five Greentree Centre                   Chief Financial Officer of
                              Suite 311                               MedQuist
                              Marlton, New Jersey 08503

John M. Suender               MedQuist                                Vice President, General
                              Five Greentree Centre                   Counsel and Secretary of
                              Suite 311                               MedQuist
                              Marlton, New Jersey 08503
